October 29, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attn:  Larry Spirgel

Re:	KHI Parent Inc.
Withdrawal of Registration Statement on Form S-4
File No. 333-143892

Dear Mr. Spirgel:

KHI Parent Inc., a Delaware corporation (“Parent”), hereby submits its request to withdraw from registration pursuant to Rule 477 under the Securities Act of 1933, as amended, the registration statement on Form S-4 (File No. 333-143892), including all amendments and exhibits thereto (the “Registration Statement”), filed by Parent with the Securities and Exchange Commission (the “Commission”) on June 20, 2007, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.

The Registration Statement is being withdrawn because Parent, KHI Merger Sub Inc. and Harman International Industries, Incorporated (“Harman”) terminated the Agreement and Plan of Merger, dated as of April 26, 2007 (the “Merger Agreement”) and, accordingly, Parent will not be registering any securities in connection with the merger contemplated by the Merger Agreement. The Registration Statement was not declared effective by the Commission and none of Parent’s securities was sold pursuant to the Registration Statement.

Please provide a copy of the order granting withdrawal of the Registration Statement to David J. Sorkin of Simpson Thacher & Bartlett LLP, Parent’s counsel, by fax at (212) 455-2502. If you have any questions regarding this request for withdrawal, please contact Mr. Sorkin at (212) 455-3387.

Very truly yours,

KHI PARENT INC.

By:	/s/ BRIAN F. CARROLL
Brian F. Carroll
President

cc:	Edwin C. Summers
Harman International Industries, Incorporated